                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                                Amendment No ___

                        Plum Creek Timber Company, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   729251108
                              --------------------
                                 (CUSIP Number)


                                 John H. Scully
                        591 Redwood Highway, Suite 3215
                         Mill Valley, California 94941
                                 (415) 383-6600

                                with a copy to:
                                 Phillip Gordon
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4000
                              -------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 1999
                              --------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/

Check the following box if a fee is being paid with the statement. /__/

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of stock reported as beneficially owned by the Reporting Persons herein is 16,511,695 shares of common stock, which constitutes approximately 26.27% of the total number of shares of common stock outstanding and 634,566 shares of special voting stock, which constitutes 100% of the total number of shares of special voting stock outstanding. All ownership percentages set forth herein assume that there are 62,822,009 shares of common stock outstanding and 634,566 shares of special voting stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF ? PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    PCMC INTERMEDIATE HOLDINGS, L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS: NOT APPLICABLE
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
                                                                    [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER: 16,333,722 COMMON STOCK (1);
                     7    628,220 SPECIAL VOTING STOCK (1)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER: -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER: 16,333,722 COMMON STOCK (1);
                     9    628,220 SPECIAL VOTING STOCK (1)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER: -0-
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11    16,333,722 COMMON STOCK (1) AND 628,220 SPECIAL VOTING STOCK (1)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26% COMMON STOCK;
13    99% SPECIAL VOTING STOCK

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14

------------------------------------------------------------------------------
      (1) POWER IS EXERCISED THROUGH ITS SOLE GENERAL PARTNER, PC ADVISORY PARTNERS I, L.P.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PC Advisory Partners I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    16,498,709 common stock (1) (2)
     NUMBER OF            634,566 special voting stock (1) (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    16,498,709 common stock (1) (2)
    REPORTING             634,566 special voting stock (1) (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 16,498,709 common stock (1) (2) and 634,566 special voting stock (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    26.26% common stock; 100% special voting stock.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 16,333,722 shares of common stock and 628,220 shares of special voting stock. PC Advisory Partners I, L.P. directly holds 164,987 shares of common stock and 6,346 shares of special voting stock.
(2)  Power is exercised through its sole general partner, PC Advisory Corp. I.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF ?? PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    PC Advisory Corp. I


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    16,498,709 common stock (1); 634,566 special voting
     NUMBER OF            stock (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    16,498,709 common stock (1); 634,566 special voting
    REPORTING             stock (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    16,498,709 common stock (1) and 634,566 special voting stock (1)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    26.26% common stock; 100% special voting stock

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF ?? PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS or 2(e) or 2(f):
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,485 common stock (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1); 634,566 special voting
     OWNED BY             stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,485 common stock (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); 634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,506,194 common stock (1) (2) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.27% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,655 shares of special voting stock.

(2) 5,000 shares of common stock is held in a self administered D.L. & W., Inc. Basic Profit Sharing Retirement Plan.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF ?? PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,828 common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1); 634,566 special voting
     OWNED BY             stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,828 common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); 634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,501,537 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.27% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of SF Advisory Corp. II with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 1 OF ?? PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) or 2(f):
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,673 common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1); 634,566 special voting
     OWNED BY             stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,673 common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); 634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
      16,501,382 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.27% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Plum Creek Timber Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Third Avenue, Suite 2300, Seattle, Washington 98104-4095.

Item 2.   Identity and Background.
          -----------------------

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of PCMC Intermediate Holdings, L.P. ("Holdings"), PC Advisory Partners I, L.P. ("PC Advisory Partners"), PC Advisory Corp I ("PC Advisory Corp"), John H. Scully ("JHS"), William J. Patterson ("WJP") and William E. Oberndorf ("WEO"). Holdings, PC Advisory Partners, PC Advisory Corp., JHS, WJP and WEO are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)


     Holdings
     --------

     Holdings is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Holdings, which also serves as its principal office, is 999 3rd Avenue, Suite 2300, Seattle, WA, 98104. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to PC Advisory Partners, the sole general partner of Holdings, is set forth below.

     PC Advisory Partners
     --------------------

     PC Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Holdings. The principal business address of PC Advisory Partners, which also serves as its principal office, is 999 3rd Avenue, Suite 2300, Seattle, WA, 98104. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to PC Advisory Corp. the general partner of PC Advisory Partners, is set forth below.

     PC Advisory Corp
     ----------------

     PC Advisory Corp is a Delaware corporation, the principal business of which is serving as the general partner of PC Advisory Partners. The principal address of PC Advisory Corp, which also serves as its principal office, is 999 3rd Avenue, Suite 2300, Seattle, WA, 98104. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, WJP and WEO, who are the directors, executive officers and controlling people of PC Advisory Corp, is set forth below.

     JHS
     ---

     JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation ("SPO"). The principal business of SPO is operating as an investment firm. The principal address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is also one of three stockholders, directors and officers of PC Advisory Corp.

     WEO
     ---

     WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO. WEO is also one of three stockholders, directors and officers of PC Advisory Corp.

     WJP
     ---

     WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO. WJP is also one of three stockholders, directors and officers of PC Advisory Corp.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     No cash funds have been used by the Reporting Persons to acquire shares of the Issuer during the past sixty (60) days. The ownership interests in Plum Creek Timber Company, L.P. (the "Partnership") were converted (the "Conversion") on July 1, 1999 into ownership interests in the Issuer, through the merger of the Partnership with and into an entity which is a wholly-owned, indirect subsidiary of the Issuer, pursuant to an Agreement and Plan of Conversion dated as of June 5, 1998 and amended on July 17, 1998 (the "Conversion Agreement"). In the Conversion, (i) each of the public unitholders of the Partnership received a share of common stock of the Issuer for each unit of the Partnership held by such unitholder; and (ii) Plum Creek Management Company, L.P. ("PCMC") relinquished its general partner interest in the Partnership and its interests in Plum Creek Manufacturing, L.P. and Plum Creek Marketing, Inc. and in consideration thereof, the partners of PCMC (which are Holdings and PC Advisory Partners) received 27%, in the aggregate, of the Issuer's outstanding equity interests, as reported herein. Specifically, Holdings received 16,333,722 shares of common stock of the Issuer (26.00% of the outstanding common stock) and 628,220 shares of special voting stock of the Issuer (99.00% of the outstanding special voting stock), and PC Advisory Partners received 164,987 shares of common stock (0.26% of the outstanding common stock) and 6,346 shares of special voting stock (1.00% of the outstanding special voting stock).

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the shares reported herein pursuant to the Conversion for investment purposes and to continue to influence the direction and management of the Issuer.

Pursuant to the Issuer's Amended Certificate of Incorporation, the shares of special voting stock carry the right to vote separately on certain matters required to be submitted for stockholder approval, including amendments to the Issuer's certificate of incorporation, certain issuances of shares of common stock and certain other significant transactions. The special voting stock otherwise carries the same voting and economic rights as shares of common stock and will be converted into shares of common stock upon certain events. The foregoing descriptions of the Amended Certificate of Incorporation and the Agreement and Plan of Conversion are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 62,822,009 total outstanding shares of common stock and 634,566 shares of special voting stock, as indicated by the Issuer to the Reporting Persons.

     Holdings
     --------

     The aggregate number of Shares that Holdings owns directly is 16,333,722 shares of common stock and 628,220 shares of special voting stock, which constitutes approximately 26% of the shares of common stock outstanding and 99% of the shares of special voting stock outstanding.


     PC Advisory Partners
     --------------------

     Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.26% of the common stock outstanding and the 100% of the special voting stock outstanding.

     PC Advisory Corp
     ----------------

     Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.26% of the common stock outstanding and 100% of the special voting stock outstanding.

     JHS
     ---

     Individually and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,501,194 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.27% of the common stock outstanding and 100% of the special voting stock outstanding.

     WJP
     ---

     Individually and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,501,382 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.27% of the common stock outstanding and 100% of the special voting stock outstanding.

     WEO
     ---

     Individually, and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,501,537 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.27% of the common stock outstanding and 100% of the special voting stock outstanding.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)


     Holdings
     --------

     Holdings has the sole power to vote and the sole power to dispose of all of the 16,333,722 shares of common stock and 628,220 shares of special voting stock owned directly by Holdings which constitutes approximately 26% of the shares of common stock outstanding and 99% of the shares of special voting stock outstanding.

     PC Advisory Partners
     --------------------

     Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners has the sole power to vote and the sole power to dispose of all of the 16,498,709 shares of common stock and 634,566 shares of special voting stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 26.26% of the common stock outstanding and 100% of the special voting stock outstanding.

     PC Advisory Corp
     ----------------

     Because of its positions as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, have the sole power to vote and the sole power to dispose of all 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 26.26% of the common stock outstanding and 100% of the special voting stock outstanding.

     JHS
     ---

     Individually JHS has the sole power to vote and the sole power to dispose of 7,485 shares of common stock and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and shared power to dispose of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 27% of the common stock outstanding and 100% of the special voting stock outstanding.

     WJP
     ---

     Individually WJP has the sole power to vote and the sole power to dispose of 2,673 shares of common stock and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and shared power to dispose of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 27% of the common stock outstanding and 100% of the special voting stock outstanding.

     WEO
     ---

     Individually WEO has the sole power to vote and the sole power to dispose of 2,828 shares of common stock and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and shared power to dispose of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 27% of the common stock outstanding and 100% of the special voting stock outstanding.

     (c) During the past sixty (60) days, the Reporting Persons have not transacted in the securities of the Issuer other than pursuant to the Conversion.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Holdings, PC Advisory Partners and the Issuer are parties to a Registration Rights Agreement dated as of July 1, 1999, pursuant to which Holdings and PC Advisory Partners have certain registration rights pertaining to the shares of common stock and shares of special voting stock owned by them.

     The forgoing description of the Registration Rights Agreement is qualified in its entirety by reference to the texts of such document, which is filed as
Exhibit 3 hereto, and incorporated herein by reference.

     Except as set forth herein and in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit        Document Description
     -------        --------------------

        A           Agreement Pursuant to Rule 13d-1(b)(1)(iii)

        1           Certificate of Incorporation

        2           Conversion Agreement

        3           Registration Rights Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    July 12, 1999

                          /s/Phillip Gordon
                         ------------------------------
                         Phillip Gordon

                         Attorney-in-Fact for:

                           PCMC INTERMEDIATE HOLDINGS, L.P. (1)
                           PC ADVISORY PARTNERS, L.P. (2)
                           PC ADVISORY CORP. (3)
                           JOHN H. SCULLY (4)
                           WILLIAM E. OBERNDORF (5)
                           WILLIAM J. PATTERSON (6)


                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. previously has been filed with the Securities and Exchange Commission.

                    (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.

                    (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. previously has been filed with the Securities and Exchange Commission.

                    (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.

                    (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.

                    (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson previously has been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX


                                                                Page
Exhibit        Document Description                             Number
-------        --------------------                             ------
   A           Agreement Pursuant to Rule 13d-1(f)(1)(iii)

   1           Certificate of Incorporation

   2           Conversion Agreement

   3           Registration Rights Agreement